Jose Caldera Work History

Chief Executive Officer at Trilogy Sanctuary, 2013 - present
San Diego, California, United States

Trilogy is a space that encourages connection in the heart of La Jolla for yoga, vegan cuisine, and spiritual healing. It is a plant-based vegan cafe, yoga and aerial yoga studio, eco-sustainable boutique, spiritual counseling, and unique events.